December 20, 2005

Mr. Fred W. Rickert
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
120 Kane Street, P.O. Box 187
Kahului, Maui, Hawaii 96733

Re: Maui Land & Pineapple Company, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 29, 2005
    File No. 001-06510

Dear Mr. Rickert:

        We have reviewed your filing and have the following
comments.
We have limited our review of your filing to those issues we have
addressed in our comments. Where indicated, we think you should
revise your document in response to these comments. If you
disagree,
we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed
as
necessary in your explanation. In some of our comments, we may
ask
you to provide us with information so we may better understand
your
disclosure. After reviewing this information, we may raise
additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 - Other Assets, page 41

1. We note your disclosure that indicates that the "Cash surrender
value of life insurance policies is stated net of policy loans,
totaling $619,000 at December 31, 2004 and 2003." Please provide
the
pertinent terms of the policy loans and address whether or not
these
loans were provided by or on behalf of the Company to officers
and/or
directors. In addition, refer to SAB Topic 4:E and modify your
presentation of these loans, if applicable.

Exhibit 99.1

Independent Auditors` Report

2. We note that the audit report you filed for Kapalua Bay
Holdings,
LLC does not include the location of the auditor. Please provide
an
audit report that conforms to Rule 2-02(a)(3) of Regulation S-X.

Closing Comments

        As appropriate, please amend your filing and respond to
these
comments within 10 business days or tell us when you will provide
us
with a response. You may wish to provide us with marked copies of
the amendment to expedite our review. Please furnish a cover
letter
with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters
greatly
facilitate our review. Please understand that we may have
additional
comments after reviewing your amendment and responses to our
comments.

   We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating
to
a company`s disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

  In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the
disclosure in the filing;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

        In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

 You may contact Jennifer Goeken at (202) 551-3721 if you have
questions regarding comments on the financial statements and
related
matters.   Please contact me at (202) 551-3683 with any other
questions.

Sincerely,

Jill S. Davis
Branch Chief

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Mr. Fred W. Rickert
Maui Land & Pineapple Company, Inc.
December 20, 2005
Page 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

    DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 4, 2006

Mr. Fred W. Rickert
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
120 Kane Street, P.O. Box 187
Kahului, Maui, Hawaii 96733

 Re: Maui Land & Pineapple Company, Inc.
   Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 29, 2005
        File No. 001-06510

Dear Mr. Rickert:

     We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Jill S. Davis
        Branch Chief

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010